MUTUALS.com
                                 ("Registrant")
                                   Form N-SAR
                               File No. 811-10319
                        For the Year Ended March 31, 2004

Sub-Item 77E: Legal Proceedings


On December 4, 2003, the SEC filed a civil action (the "Action") in the United States district Court for the Northern District of Texas (Civil Action No. 303 CV 2912D) against MUTUALS.com, Inc. ("MUTUALS.com"), a registered broker-dealer and the investment adviser to the Funds; two affiliated broker-dealers: Connely Dowd Management, Inc. ("CDM") and MTT Fundcorp, Inc. ("MTT"); and the following individuals: Richard Sapio, the former CEO of MUTUALS.com; Eric McDonald, the former President of MUTUALS.com and CDM; and Michele Leftwich, the former compliance officer of MUTUALS.com and President of MTT.

The Action alleges that MUTUALS.com engaged in certain improper trading practices known as "market timing" and "late trading" in connection with certain mutual fund companies unaffiliated with the Funds. The Action seeks injunctions, disgorgement of profits and civil monetary penalties.

Simultaneously with the filing of the Action, MUTUALS.com and the SEC stipulated to the entry of an Order appointing Mr. Ralph S. Janvey, Esq. Of Dallas, Texas as a Special Monitor of MUTUALS.com.

The Trustees of the Funds are actively monitoring these matters and intend to take appropriate action if and when necessary.